UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of July, 2005.

                         Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   July 29, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                  MAY 31, 2005

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Halo Resources Ltd. for the nine months ended May 31, 2005, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                      MAY 31,        August 31,
                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             1,305,544         329,065
Amounts receivable and prepaids (Note 3)                244,632          12,610
                                                   ------------    ------------
                                                      1,550,176         341,675

EQUIPMENT                                                34,385               -

RESOURCE INTERESTS (Note 4)                          20,890,318          75,906
                                                   ------------    ------------
                                                     22,474,879         417,581
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                729,166          62,965

PREFERRED SHARES (Note 5)                             8,000,000               -

FUTURE TAX LIABILITY (Notes 4(a) and 7)               5,314,000               -
                                                   ------------    ------------
                                                     14,043,166          62,965
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 6)                               28,457,076      20,914,102

CONTRIBUTED SURPLUS                                     738,642         179,611

DEFICIT                                             (20,764,005)    (20,739,097)
                                                   ------------    ------------
                                                      8,431,713         354,616
                                                   ------------    ------------
                                                     22,474,879         417,581
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)

APPROVED BY THE BOARD

/s/ MARC CERNOVITCH , Director
------------------------------
/s/ NICK DEMARE     , Director
------------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                      MAY 31,         May 31,         MAY 31,         May 31,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

REVENUES

Oil and gas sales                                             -          15,402               -          61,728
Interest and other                                       13,016             321          25,782             384
                                                   ------------    ------------    ------------    ------------
                                                         13,016          15,723          25,782          62,112
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                    -            (787)              -          14,736
Depreciation, depletion and impairment                        -               -               -          10,441
General exploration                                       2,611               -           2,611               -
General and administrative                              386,828          59,577         832,048         131,900
Stock-based compensation                                 14,975          74,264         559,031          74,264
                                                   ------------    ------------    ------------    ------------
                                                        404,414         133,054       1,393,690         231,341
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE THE FOLLOWING                              (391,398)       (117,331)     (1,367,908)       (169,229)

INTEREST EXPENSE                                              -               -               -         (29,010)

UNREALIZED FOREIGN
    EXCHANGE GAIN (LOSS)                                      -           2,306               -          10,874

GAIN ON SALE OF PETROLEUM AND
    NATURAL GAS INTERESTS                                     -           1,675               -           1,675

GAIN ON SETTLEMENT OF
    ADVANCES                                                  -          94,865               -          94,865
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                               (391,398)        (18,485)     (1,367,908)        (90,825)

FUTURE INCOME TAX RECOVERY                              134,000               -       1,343,000               -
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (257,398)        (18,485)        (24,908)        (90,825)

DEFICIT - BEGINNING OF PERIOD                       (20,506,607)    (20,554,415)    (20,739,097)    (20,482,075)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (20,764,005)    (20,572,900)    (20,764,005)    (20,572,900)
                                                   ============    ============    ============    ============

EARNING (LOSS) PER COMMON SHARE
    - BASIC AND DILUTED                                  $(0.01)         $(0.00)         $(0.00)         $(0.02)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        18,771,405       7,586,141      14,397,226       4,491,290
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                      MAY 31,         May 31,         MAY 31,         May 31,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (257,398)        (18,485)        (24,908)        (90,825)
Items not involving cash
    Depreciation, depletion and impairment                    -               -               -          10,441
    Amortization of equipment                             1,946               -           2,508               -
    Stock-based compensation                             14,975          74,264         559,031          74,264
    Gain on sale of petroleum and
       natural gas interests                                  -          (1,675)              -          (1,675)
    Gain on settlement of advances                            -         (94,865)              -         (94,865)
    Interest expense                                          -         (29,010)              -               -
    Future income tax recovery                         (134,000)              -      (1,343,000)              -
(Increase) decrease in amounts receivable
    and prepaids                                        (15,586)          5,979        (232,022)        (10,861)
(Decrease) increase in accounts payable
    and accrued liabilities                             459,844         (32,193)        662,034          (7.651)
                                                   ------------    ------------    ------------    ------------
                                                         69,781         (95,985)       (376,357)       (121,172)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Shares issued for cash                                  105,000       1,098,000       6,911,397       1,290,000
Share issue cost                                              -               -        (647,423)              -
Advances received (repayment)                                 -        (954,696)              -        (924,147)
                                                   ------------    ------------    ------------    ------------
                                                        105,000         143,304       6,263,974         365,853
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Proceeds from sale of resource interests                      -          78,630               -          78,630
Additions to resource interests                      (3,692,729)         (1,130)     (4,874,245)        (11,229)
Additions to equipment                                  (22,481)              -         (36,893)              -
                                                   ------------    ------------    ------------    ------------
                                                     (3,715,210)         77,500      (4,911,138)         67,401
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                             (3,540,429)        124,819         976,479         312,082

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             4,845,973         197,068         329,065           9,805
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   1,305,544         321,887       1,305,544         321,887
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 10.


          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
           INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                                     BACHELOR         QUARTER
                                                      DUPORT           LAKE          MOON LAKE
                                                     PROPERTY        PROPERTY        PROPERTY          TOTAL
                                                         $               $               $               $


BALANCE - BEGINNING OF PERIOD                            75,906               -               -          75,906
                                                   ------------    ------------    ------------    ------------
EXPLORATION EXPENDITURES
    Assays                                               33,367           5,009             766          39,142
    Camp and equipment costs                            277,312         154,933               -         432,245
    Consulting                                          115,410          12,690           9,478         137,578
    Drilling                                            712,798         444,574               -       1,157,372
    Due diligence                                        21,804               -               -          21,804
    Field personnel                                     149,416           8,886               -         158,302
    Field supplies                                       38,626           2,641               -          41,267
    Filing                                                3,075           9,663           1,297          14,035
    Fuel                                                 21,226               -               -          21,226
    Geological                                          112,778          10,803           5,349         128,930
    Legal                                                 3,444               -               -           3,444
    Miscellaneous                                        12,873           1,015              23          13,911
    Mobilization, trucking and backhoe                   66,179             710               -          66,889
    Rent and utilities                                    4,200               -               -           4,200
    Surveying                                            15,731               -               -          15,731
    Telephone                                             1,513             353               -           1,866
    Travel                                               66,077           8,839           1,176          76,092
    Reimbursement (Note 4(b))                                 -       1,293,123               -       1,293,123
                                                   ------------    ------------    ------------    ------------
                                                      1,655,829       1,953,239          18,089       3,627,157
                                                   ------------    ------------    ------------    ------------
ACQUISITION COSTS
    Acquisition costs                                 9,467,000       2,225,000         100,000      11,792,000
    Capitalized dividend on preferred shares             29,167               -               -          29,167
    Legal costs on acquisition                          213,803          53,671           7,614         275,088
    Future income tax adjustment (Note 4(a))          5,091,000               -               -       5,091,000
                                                   ------------    ------------    ------------    ------------
                                                     14,800,970       2,278,671         107,614      17,187,255
                                                   ------------    ------------    ------------    ------------
BALANCE - END OF PERIOD                              16,532,705       4,231,910         125,703      20,890,318
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which was previously engaged in the acquisition, exploration and development of crude oil and natural gas interests in the United States. Effective March 1, 2004, the Company sold its remaining oil and natural gas interest. On July 5, 2004, the Company entered into an agreement to acquire an unproven mineral interest. On November 12, 2004, the Company entered into a further option agreement to acquire additional unproven mineral interests. See also Note 4.

         The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       AMOUNTS RECEIVABLE AND PREPAIDS

                                                      MAY 31,        AUGUST 31,
                                                       2005             2004
                                                         $                $

         GST receivable                                 174,476           7,927
         Interest receivable                             14,516               -
         Prepaids                                        24,434               -
         Other                                           31,206           4,683
                                                   ------------    ------------
                                                        244,632          12,610
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS

                                                AS AT MAY 31, 2005                             AS AT AUGUST 31, 2004
                                   --------------------------------------------    --------------------------------------------
                                                     DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION    EXPLORATION         TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                                  (SEE SCHEDULE)
                                         $               $               $               $               $               $

         Duport Property             14,876,876       1,655,829      16,532,705          75,906               -          75,906
         Bachelor Lake Property       2,278,671       1,953,239       4,231,910               -               -               -
         Quarter Moon Lake
             Property                   107,614          18,089         125,703               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     17,263,161       3,627,157      20,890,318          75,906               -          75,906
                                   ============    ============    ============    ============    ============    ============

         (a)      Duport Property, Ontario

                  By agreement dated February 18, 2005, the Company and The Sheridan Platinum Group Ltd. ("Sheridan") entered into a purchase agreement whereby the Company acquired a 100% interest in 93 mineral claims (the "Duport Property") over an area of approximately 3,667 acres, located near Kenora, Ontario, in which the Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in preferred shares (see Note 5). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

                  The Company has also acquired , through staking, three mineral claims in the area of the Duport property.


         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement. Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 2,100,000 common shares, at a fair value of $1,575,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,293,123. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR.

                  A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       UNPROVEN MINERAL INTERESTS (continued)

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005 the Company signed a letter of intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company paid $40,000 cash, issued 50,000 common shares of the Company, at a fair value of $60,000, and is required to complete a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $300,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.


5.       PREFERRED SHARES

         The Company has issued $8 million of its series 1 preferred shares (the "Preferred Shares") as partial consideration of its purchase of the Duport Property, described in Note 4.

         The Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         (i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         (ii) provided the dividends payable pursuant to the terms of the Preferred Shares have been paid to date, the Company may return the Duport Property to Sheridan.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       PREFERRED SHARES (continued)

         The Company may elect to redeem the Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction. The Company must decide by March 24, 2008, whether the Retraction Amount will be paid in cash or shares.

         During the period ended May 31, 2005, the Company paid $25,000 dividends and accrued $4,167 at May 31, 2005 as part of accounts payable and accrued liabilities. The dividends paid and accrued have been capitalized as part of resource interests.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

         Issued common shares:                           NINE MONTHS ENDED
                                                           MAY 31, 2005
                                                   ----------------------------
                                                      SHARES          AMOUNT
                                                                         $

         Balance, beginning of period                 9,443,859      20,914,102
                                                   ------------    ------------
         Issued during the period
         For cash
              Private placements                      7,324,894       6,688,797
              Exercise of warrants                      926,500         222,600
         Corporate finance                               40,000          34,000
         For unproven mineral interests               3,150,000       2,845,000
         Cancellation of escrow shares                   (1,488)              -
                                                   ------------    ------------
                                                     11,439,906       9,790,397
         Less: flow-through share renunciation
                  (Note 7)                                    -      (1,566,000)
               share issue costs                              -        (681,423)
                                                   ------------    ------------
                                                     11,439,906       7,542,974
                                                   ------------    ------------
         Balance, end of period                      20,883,765      28,457,076
                                                   ============    ============

         (a) On December 24, 2004, the Company completed a brokered private placement of:

                  (i) 4,342,951 flow-through units (the "FT Units") at a price of $0.95 per FT Unit; and

                  (ii) 2,673,530 units (the "Non FT Units") at a price of $0.85 per Non FT Unit, for total gross proceeds of $6,398,304.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

                  Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before December 23, 2005 and, thereafter, at a price of $1.50 on or before December 23, 2006. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before December 23, 2005 and, thereafter, at a price of $1.35 on or before December 23, 2006.

                  The Company paid the agents a cash commission of $510,643 and $107,731 related costs and issued 701,647 warrants (the "Agents' Warrants"). Each Agents' Warrant is exercisable to purchase one common share at a price of $1.05 on or before December 23, 2006.

                  The Company also issued 40,000 units (the "Corporate Finance Units"). Each Corporate Finance Units is comprised of one common share and one-half share purchase warrant having the same terms as the Non FT Unit.

         (b)      On January 20, 2005, the Company issued:

                  (i) 151,834 flow-through units (the "FT Units") at a price of $0.95 per FT Unit; and

                  (ii)     25,000 units (the "Non FT Units") at a price of $0.85
                           per  Non  FT  Unit,   for  total  gross  proceeds  of
                           $165,492.

                  Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before January 20, 2006 and, thereafter, at a price of $1.50 on or before January 20, 2007. Each Non FT Unit consists of one common share and one share purchase warrant (the "Non FT Warrant"). Each full Non FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.10 on or before January 20, 2006 and, thereafter, at a price of $1.35 on or before January 20, 2007.

                  The Company paid a cash finder's fee of $16,549.

         (c) On February 3, 2005, the Company issued 131,579 flow-through units (the "FT Units") at a price of $0.95 per FT Unit for total gross proceeds of $125,000. Each FT Unit consisted of one common share and one-half share purchase warrant (the "FT Warrant"). Each full FT Warrant entitles the holder to purchase one further share of the Company for a period of two years, at a price of $1.25 on or before February 3, 2006 and, thereafter, at a price of $1.50 on or before February 3, 2007.

                  The Company paid a cash finder's fee of $12,500.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

         (d) A summary of the Company's stock options at May 31, 2005 and the changes for the nine months ended May 31, 2005 is presented below:

                                                                     WEIGHTED
                                                      NUMBER          AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE
                                                                         $

                  Balance, beginning of period          810,000         0.61
                  Granted                             1,078,000         0.92
                  Cancelled/expired                    (200,000)        0.66
                                                   ------------
                  Balance, end of period              1,688,000         0.80
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2005:

                    OPTIONS           EXERCISE PRICE       EXPIRY DATE
                  OUTSTANDING               $
                      AND
                  EXERCISABLE

                     600,000               0.60            May 31, 2007
                      60,000               0.75            July 22, 2007
                     150,000               0.70            September 27, 2007
                     878,000               0.96            February 17, 2008
                  ----------
                   1,688,000
                  ==========

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                        Risk-free interest rate         2.28% - 2.92%
                        Estimated volatility            52.44% - 105%
                        Expected life                     1.5 years
                        Expected dividend yield               0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.43 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SHARE CAPITAL (continued)

         (e) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at May 31, 2005 and the changes for the nine months ended May 31, 2005, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        5,647,000
                  Issued pursuant to private placements               5,733,359
                  Exercised                                            (926,500)
                                                                   ------------
                  Balance, end of period                             10,453,859
                                                                   ============

                  Common shares reserved pursuant to warrants outstanding at May 31, 2005, are as follows:

                    NUMBER       EXERCISE PRICE    EXPIRY DATE
                                        $

                   2,225,000           0.25        March 4, 2006
                   2,495,500           0.40        April 15, 2006
                   2,171,476       1.25 / 1.50     December 23, 2005 / 2006
                   2,673,530       1.10 / 1.35     December 23, 2005 / 2006
                     701,647           1.05        December 23, 2006
                      20,000       1.10 / 1.35     December 23, 2005 /2006
                      75,917       1.25 / 1.50     January 20, 2006 /2007
                      25,000       1.10 / 1.35     January 20, 2006 /2007
                      65,789       1.25 / 1.50     February 3, 2006 /2007
                  ----------
                  10,453,859
                  ==========

         (f)      See also Note 4.


7.       INCOME TAXES

         During the nine months ended May 31, 2005, the Company issued a total of 4,626,364 flow-through common shares for gross proceeds of $4,395,046. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

         The Company is permitted under Canadian income tax legislation to renounce flow-through related resource expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds after one month and fees for unspent funds at the end of the calendar year following the effective date of renunciation, and until such time as funds are fully expended.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       INCOME TAXES (continued)

         As at May 31, 2005, the Company had renounced $4,270,046 of its flow-through related resource expenditures to investors. The Company has until February 1, 2006 to incur the expenditures before monthly interest charges will begin to accrue on unspent funds. Interest charges incurred by the Company as a result of this income tax legislation are charged to income in the period incurred.

         See also Note 4(a).


8.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended May 31, 2005, the Company was charged $122,875 (2004 - $53,638) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. As at May 31, 2005, accounts payable and accrued liabilities include $19,218 due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these consolidated financial statements.


9.       SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company's principal activities were the development of petroleum properties in the United States and the acquisition of unproven mineral interests in Canada. As at May 31, 2005, the Company had only recorded deferred costs relating to its agreements on unproven mineral interests. The unproven mineral interest and the Company's corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                                 AS AT MAY 31, 2005
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Canada
            - mineral operations     20,890,318               -              -
            - corporate               1,584,561          25,782         (24,908)
                                   ------------    ------------    ------------
                                     22,474,879          25,782         (24,908)
                                   ============    ============    ============


                                               AS AT AUGUST 31, 2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)

         United States
            - petroleum operations            -          81,347         169,728
         Canada
            - mineral operations         75,906               -               -
            - corporate                 341,675             695        (426,750)
                                   ------------    ------------    ------------
                                        417,581          82,042        (257,022)
                                   ============    ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

10.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the nine months ended May 31, 2005 and May 31, 2004 is as follows:

                                                                                       2005            2004
                                                                                         $               $

         Financing activities
             Issuance of common shares for corporate finance fees                        34,000               -
             Share issue costs                                                          (34,000)              -
             Issuance of common shares for unproven mineral interests                 2,845,000
             Issuance of Preferred Shares for unproven mineral interests              8,000,000
             Share capital - future income tax adjustment                            (1,566,000)              -
             Future tax liability                                                     6,657,000               -
                                                                                   ------------    ------------
                                                                                     15,936,000               -
                                                                                   ============    ============

         Investing activities
             Shares issued for unproven mineral interests                           (10,845,000)              -
             Unproven mineral interests - accrued dividend                               (4,167)              -
             Unproven mineral interests - future income tax adjustment               (5,091,000)
                                                                                   ------------    ------------
                                                                                    (15,940,167)              -
                                                                                   ============    ============
         Operating activity
             Accrued dividend payable                                                     4,167               -
                                                                                   ============    ============


         Other supplementary cash flow information:

                                                       2005            2004
                                                         $               $
         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============


11.      COMMITMENT

         During the nine months ended May 31, 2005, the Company entered into an office lease for a three year term, which expires February 29, 2008, at a basic rent rate of approximately $15,000 per year.

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at July 27, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes for the nine months ended May 31, 2005 of Halo Resources Ltd. (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. In July 2004, the Company entered into an agreement to acquire the Duport Property, located near Kenora, Ontario. This was followed by an option agreement, in November 2004, to option a 50% interest in the Bachelor Lake Property, located in the La Sueur Township, Quebec and, in February 2005, to option up to an 80% interest in the Quarter Moon Lake Property, located in Manitoba. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

On March 24, 2005, the Company received final approvals and completed the acquisition of the Duport Gold Property from the Sheridan Platinum Group Ltd. whereby the Company acquired a 100% interest in 93 mineral claims over an area of approximately 3,667 acres, located near Kenora, Ontario, in which the Company paid $250,000 cash and issued one million common shares at a fair value of $1,210,000 and $8 million in preferred shares.

The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a portion of the NSR.

In February 2005, the Company commenced Phase I of a two phase exploration program. The Phase I program was designed to test and expand the down plunge extension of the prospective Main and East Zones and also along strike to the southwest where widely-spaced historical holes have intersected encouraging gold values.

A total of 23,262 ft. (7,090 m) of drilling in 23 holes was completed on March 28, 2005 as part of the Phase I drill program. A total of 20 significant gold intersections were made with an average intercept of 4.7 ft. at a grade of 0.380 opt (1.4 m at 13.0 g/t). As well, a total of 70 line km of magnetometer surveying was completed to the north and south of the Duport deposit.

The Phase I drill program has:

         -    confirmed and extended the 8,600N shoot with Hole 05-02  returning
              0.584 opt Au (uncut) over a core length of 13 ft. (20.02 g/t over 4.0 m), and Hole 05-06 returning 0.406 opt Au over a core length of 5.0 ft. (13.92 g/t over 1.5 m) at a vertical depth of 256 ft.(78 m) , and Hole 05-08 returning 0.386 opt Au over a core length of 3.4 ft. (13.23 g/t over 1.0 m) at a vertical depth of 680 ft. (207 m).

         - extended a potentially significant shoot at 7,500N with Hole 05-17 returning 0.215 opt Au over a core length of 9.0 ft. (7.37 g/t over 2.7 m), at a vertical depth of 225 ft. (69 m). Limited historical drilling in the 7,500N area returned up to 0.240 opt Au over a true width of 9.1 ft. (8.23 g/t over 2.8 m).

         - intersected additional gold mineralization at 7,000N with Hole 05-22 returning 0.329 opt Au over a core length of 3.0 ft. (11.28 g/t over 0.9 m) at a vertical depth of 360 ft. (110 m) and Hole 05-18 returning 0.226 opt Au over a core length of 4.0 ft. (7.75 g/t over 1.2 m) at a vertical depth of 920 ft. (280 m). This area is located about 2,000 ft. (610 m) south of the main body of the deposit.

         - returned promising gold values from the East Zone at shallow depths in the 7,500N area with Hole 05-13 intercepting 0.206 opt Au over a core length of 2.3 ft. (7.06 g/t over 0.7 m) at a vertical depth of 450 ft. (137 m), Hole 05-16 returning 0.426 opt Au over a core length of 5.0 ft. (14.61 g/t over 1,5 m) at a vertical depth of 680 ft. (207 m), and Hole 05-17 returning 0.238 opt Au over a core length of 4.8 ft. (8.16 g/t 1.5 m) at a vertical depth of 250 ft. (76 m).

         - delineated structural complexities within prospective lithologies related to major shear zones in the vicinity of the Duport deposit.

In summary, the Phase I drilling has expanded the zone of gold mineralization and potential mineral resources.

A total of 2,000 core samples were submitted to Accurassay Laboratories (an independent assay laboratory accredited by the Standards Council of Canada) in Thunder Bay, Ontario for gold analysis using fire assaying techniques.
Accurassay received 56 CDN GS-5A standard samples and 39 CDN GS-12 standard samples. About 5% of the samples were submitted as standards, which are blind to the laboratory. The standards test the precision and accuracy of the assaying process, and will also identify any numbering problems. Mr. Kevin Leonard, an independent consulting geologist and a Qualified Person, supervised the logging, splitting and sampling of the drill core and has reviewed and verified the technical information provided in this news release.

Roscoe Postle and Associates are carrying out an updated resource calculation as part of a scoping study incorporating the results of the Phase I drill program. This study will provide the framework to advance the project to the next stage of evaluation.

A detailed compilation program and synthesis of the historical database are being carried out to assess and prioritize regional gold targets for follow-up exploration. Future exploration will focus on identifying lithological contact zones as important targets for gold mineralization particularly where the contact zones have been disrupted by faulting and/or folding and show the presence of sulphides.

Additional work contemplated will include environmental baseline studies, examination (i.e. re-logging and re-assaying) of existing drill core, structural analysis on the controls of gold mineralization on the property and initiation of a regional airborne EM and magnetometer survey.

Gold mineralization associated with the Main and East Zones of the Duport deposit represents epigenetic replacement style, shear-zone hosted mineralization commonly found in other Archean-aged rocks of the Superior Province (of the Canadian Shield) most notably, the world-class Red Lake and Campbell Mines in Red Lake, Ontario.

The Main Zone is found at and/or near the contact between two lithological units. The competency contrast of these two units has provided the plumbing system for hydrothermal fluids to migrate. An ultramafic unit in the footwall contact of the Main Zone may have acted as a chemical trap for gold-bearing fluids allowing the precipitation of higher grade gold values. The Duport deposit has been traced by drilling over a strike length of 3,500 ft and to a vertical depth of 1,600 ft. The mineralization remains open in all directions.

Gold values are stratigraphically controlled and spatially associated along a major "break" referred to as the Duport Deformation Zone (i.e. DDZ). The DDZ has been identified for several kilometers along the entire length of the property and represents a major gold exploration target.

The DDZ is a reactivated fault zone that has undergone more than one mineralizing event, an earlier being responsible for a broad sulphide-bearing gold system. Within that gold system are discrete high sulphide, high grade gold intersections that can and do form shoots. These shoots are structurally controlled, and are resolved into a series of north plunging structures the periodicity of which may be predictable.

The recently completed 70 line-km magnetometer survey has outlined structural complexities correlating with the DDZ about 4,000 ft. south of the deposit. In addition, the survey has mapped out a prominent anorthositic gabbro unit over a strike length of 4,500 ft. This unit underlies a portion of the Stevens Island sub-volcanic complex and lies along the eastern margin of the Stevens Island Deformation Zone. The Stevens Island Deformation Zone lies parallel to the DDZ and comprises the second of three major, regional trending fault zones on the property, the third being the Sirdar Deformation Zone.

For further information on the Duport Property, please see the Technical Report on the Duport Property, Northwestern Ontario, Canada dated November 8, 2004, filed on SEDAR at www.sedar.com.

BACHELOR LAKE PROPERTY, QUEBEC

On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement. Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 2,100,000 common shares, at a fair value of $1,575,000. The Company was also responsible for a portion of exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the head of agreement and accordingly, reimbursed Wolfden $1,293,123. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR.

The Phase I Program will comprise approximately 12,500 metres of underground drilling. Most recently the Company has received results from holes located in the western block, in the "gap zone" and also within the eastern block. These results, together with data from earlier holes drilled in the Phase I Program, are providing a better understanding of the geological features and continuity of the Bachelor Lake gold deposit below Level 12. Highlighted results are from below Level 12 and the intercepts are listed below:

Bachelor Lake - Main Zone

         Hole 12-38 returned 5.68 g/t Au over 1.82 m
                    contained  within 3.89 g/t Au over 3.70m;
         Hole 12-40 returned 23.83 g/t Au over 2.70m
                    contained  within 12.69 g/t Au over 8.50m;
         Hole 12-42 returned 23.68 g/t Au over 1.53m
                    contained  within 9.21 g/t Au over 6.36m;
         Hole 12-44 returned 24.54 g/t Au over 2.29m
                    contained  within 14.94 g/t Au over 5.03m;
         Hole 12-46 returned 13.72 g/t Au over 1.90m
                    contained  within 4.48 g/t Au over 8.78m;

         Hole 12-48 returned 22.19 g/t Au over 3.77m
                    contained within 12.07 g/t  Au over 11.65m;
         Hole 12-50 returned 16.57 g/t Au over 1.58m
                    contained within 6.97 g/t Au over 5.05m;
         Hole 12-53 returned 13.59 g/t Au over 1.50m
                    contained within 8.38 g/t Au over 4.50m;
         Hole 12-49 returned 8.85 g/t Au over 1.90m
                    contained within 7.06 g/t Au over 2.70m;
         Hole 12-56 returned 9.28 g/t Au over 2.20m
                    contained within 4.84 g/t Au over 8.35m;
         Hole 12-57 returned 6.97 g/t Au over 1.70m
                    contained within 4.13 g/t Au over 8.34m;

Bachelor Lake - B Zone

         Hole 12-38 returned 6.82 g/t Au over 2.75 m
                    contained within 4.81 g/t Au over 5.50m;
         Hole 12-40 returned 26.26 g/t Au over 2.40m
                    contained  within 11.70 g/t Au over 7.10m;
         Hole 12-42 returned 18.58 g/t Au over 1.26m
                    contained within 4.47 g/t Au over 8.28m;
         Hole 12-44 returned 14.77 g/t Au over 1.40m
                    contained within 10.37 g/t Au over 2.00m;
         Hole 12-46 returned 21.06 g/t Au over 1.92m
                    contained within 12.35 g/t Au over 4.25m;
         Hole 12-46 returned 27.49 g/t Au over 2.78m
                    contained within 17.22 g/t Au over 4.70m;
         Hole 12-54 returned 8.53 g/t Au over 3.45m;
         Hole 12-55 returned 8.30 g/t Au over 3.40m
                    contained within 5.80 g/t Au over 5.80m;
         Hole 12-56 returned 17.90 g/t Au over 1.80m
                    contained within 8.57 g/t Au over 6.42m;
         Hole 12-57 returned 19.41 g/t Au over 1.50m, 9.68 g/t Au over 1.65m contained within 4.40 g/t Au over 13.15m;

Bachelor Lake - A Zone:

         Hole 12-44 returned 6.12 g/t Au over 2.37m
                    contained within 5.19 g/t Au over 3.50m;
         Hole 12-55 returned 14.10 g/t Au over 2.25m
                    contained within 9.70 g/t Au over 4.55m;
         Hole 12-57 returned 17.71 g/t Au over 1.50m

Bachelor Lake - A and B Zone junction:

         Hole 12-50 returned 18.81 g/t Au over 4.70m
                    contained within 8.12 g/t Au over 14.75m;

All the intervals are indicated over core lengths, not true vein widths.

It has been previously interpreted that the Main Zone may not be present in the foot-wall of the Waconichi fault (Big Wac). The current drilling program has, documented the presence of the Main Zone in this area and furthermore, has shown that the Waconichi fault shows only minor displacement. It is now suggested that the Main Zone resource can be extended several hundred feet beyond the Big Wac and connect with the East Zone of the just recently acquired Hewfran project.

Compilation of drill hole and geological data from the Bachelor and Hewfran resource areas is currently underway in order to confirm this model and also to determine if this area may also host the B Zone, and perhaps other mineralized zones.

Drill results from the area, referred to as the "gap zone" (between the T1 fault and A Zone), has potential to positively impact the economics of the project. This area was previously interpreted to contain granite dykes but the latest drill results (such as hole 12-57) show that the Main and B zones continue through this area. Furthermore, this area appears to be the locus for late stage gold emplacement which is associated with strong hematite alteration, silica-flooding and the occurrence of conspicuous visible gold. Additional drilling and geological interpretation will be conducted to better understand this mineralizing event and to determine the resource potential of this area.

The Main and the B Zone form a sub-parallel relationship along strike and are cross-cut at an oblique angle by the mineralized A shear zone, with some minor displacements associated. Historic gold production at Bachelor Lake was almost exclusively from the Main and B zones with only a negligible portion being mined from the A zone. The current drilling program, has indicated that the A Zone may also have the potential to become an additional production source. For example, the junction between the B Zone and the A mineralized shear zone in hole 12-57 has resulted in a broad gold zone grading 5.64 g/t Au over 18.0m. A program to better understand the geological controls of this higher grade shoot related to the A Zone is currently underway.

Since drilling commenced on April 6, 2005, a total of 69 holes have been completed for a cumulative total of approximately 13, 200m. Initial interpretation of drill core indicate that the intersections show both significant width and strong mineralization in each of the 3 vein systems. Drill results will be released on a regular basis as assay results become available over the next months.

Based on the encouraging results of Phase I drilling, a supplementary drill program is being considered to further extend the mineralized gold resource envelop and to establish the basis for future exploration endeavours. Details of this additional program will be forthcoming.

The above information has been prepared under the supervision of Consulting Geologist Alain Carrier, M.Sc., P.Geo., InnovExplo Inc., Qualified and
Independent Person under 43-101 guidelines. Alain Carrier is actually supervising the field work and has verified the authenticity and validity of the data. This release has also been reviewed by Yves Buro who is designated as a Qualified Person, under the definition of NI 43-101, and who has also the ability and authority to verify the authenticity and validity of the exploration data. In addition to over 25 years of experience on exploration and mining projects, Yves has specific prior experience on the Bachelor Lake Property.

Assay samples are taken from drill core (BQ size) sawed in half with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicate for each batch of samples. Significant assay results are duplicated at the original laboratory. The gold assaying method uses a 30-gram sample Fire Assays (atomic absorption with gravimetric finish for sample over 5 g/t Au) on splits from an initial 250-gram pulverized sample. The current drilling program seems to indicate that more visible gold occurs at depth at Bachelor Lake. The assay protocol was revised considering these coarse gold occurrences. Gold assaying is now obtain from a 50-gram sample on splits from an initial 1000-gram pulverized sample (crushing 90% <2mm and pulverization 90% <200 mesh). Assays were performed by ALS Chemex - Chimitec of Val- d'Or (Quebec), an assay laboratory accredited by the Standards Council of Canada. Metallic screen fire assay are completed on samples with visible gold or where initial multiple duplicates show any variability.

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at wwww.sedar.com .

QUARTER MOON LAKE PROPERTY, MANITOBA

On February 9, 2005, the Company entered into a letter of intent (LOI) with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property in Manitoba, Canada. The property comprises five mining claims covering a total of 1,072 hectares. It is located in north-central Manitoba, 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake.

Under the terms of the LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property by: paying $40,000 cash (paid), issuing 50,000 common shares (issued), completing a $250,000 minimum work commitment in the first year, paying a further $40,000 cash and issuing 50,000 common shares on the first anniversary, and completing a further $300,000 work commitment in the second year. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before the third anniversary. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

The Quarter Moon Lake Property includes the recently discovered Emily gold showing. The Emily gold showing comprises gold mineralization in leucogabbro, associated with disseminated pyrrhotite and arsenopyrite in upper amphibolite facies, deformed gneisses of the Early Proterozoic Kisseynew gneiss belt. The zone of gold bearing sulphide mineralization is exposed intermittently over a strike length of 29 metres. In 2004 the showing was opened by blasting in three places and grab samples from the blast pits returned values from a few ppb to 29 grams/tonne gold.

EL's ground magnetic, lithogeochemical and soil geochemical surveys suggest that the north striking and east dipping zone is open along strike and down dip. EL discovered the zone in 2002 when searching for the sources of extensive gold anomalies in lake sediments along the important Loonhead Lake-Snow Lake fault system. This regional fault system is closely associated with several gold deposits and showings (New Britannia/Noracme, Puffy Lake, Nokomis Lake, Evans Lake, Wood Lake).

A 1,600 metre program of diamond drilling is planned to test the Emily. A program of detailed mapping and soil sampling is planned for the summer of 2005 to evaluate covered portions of the potentially mineralized Loonhead Lake fault system on the Quarter Moon Lake Property. Access to the site has been planned and permitting is in progress. Tenders had been let and drill contracts are in the process of being awarded.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004 and 2003 fiscal years included the accounts of the Company and its wholly-owned subsidiaries. Effective August 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                             -------------------------------------   -------------------------------------------------   ----------
                                          FISCAL 2005                                   FISCAL 2004                      FISCAL 2003
                             -------------------------------------   -------------------------------------------------   ----------
                               MAY 31       FEB 28       NOV 30        AUG 31       MAY 31       FEB 29       NOV 30       AUG 31
                                  $            $            $             $            $            $            $            $
                             ----------   ----------   -----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:
Revenues                         13,016       12,323           443       19,930       15,723       27,169       19,220       21,257
Net income (loss)              (257,398)     485,859      (253,369)    (166,197)     (18,485)     (63,432)      (8,908)     (46,988)
Basic and diluted
  income (loss) per share         (0.01)        0.03         (0.03)       (0.03)       (0.00)       (0.02)       (0.00)       (0.02)
Dividends per share                   -            -             -            -            -            -            -            -

BALANCE SHEET:
Working capital (deficiency)    821,010    4,809,864         7,121      278,710      328,466      177,433       (3,595)      (2,128)
Total assets                 22,474,879    6,346,291       318,900      417,581      339,861      296,846      106,282       93,085
Total long-term liabilities  13,314,000            -             -            -            -    1,078,571    1,023,047    1,019,012

                             -------------------------------------   -------------------------------------------------   ----------

RESULTS OF OPERATIONS

During the nine months ended May 31, 2005 ("2005"), the Company reported a net loss of $24,908, an improvement of $65,917 from the $90,825 loss reported during the nine months ended May 31, 2004 ("2004"). During 2005, the Company recorded a non-cash compensation expense of $559,031, an increase of $484,767 from $74,264 reported in 2004 relating to stock options granted to the Company's directors, officers and consultants. During 2005, the Company recorded a $1,343,000 future income tax recovery.

During 2004, the Company recorded $61,728 in oil and gas revenues, comprising of $13,118 oil (333 barrels) and $48,610 gas (6,977 mcf). Production costs of $14,736 was incurred and depletion of $10,441 was recorded for 2004. Effective March 1, 2004, the Company sold its 3% interest in the West Ranch Field and with the sale of the Company's working interest in the West Ranch Field, the Company no longer holds any oil and gas interests.

General and administrative costs increased in 2005 by $700,148, from $131,900 in 2004 to $832,048 in 2005 as follows:

                                                       2005            2004
                                                         $               $

Accounting and administration                            71,075          53,638
Amortization of equipment                                 2,508               -
Consulting and professional fees                        181,843          22,500
Filing fees and transfer agent                           36,301          24,682
Foreign exchange                                         11,077               -
Investment conferences and associated cost              163,038               -
Legal and audit                                          52,293          23,324
Office and general                                       48,292           2,620
Office rent and operating costs                          22,138               -
Salaries and benefits                                    68,276               -
Shareholder communications                               90,470           5,136
Travel and related costs                                 58,408               -
Website and internet costs                               26,329               -
                                                   ------------    ------------
                                                        832,048         131,900
                                                   ============    ============

General  and  administration   expenses  increased  in  2005  due  to  increased
activities relating to the Company's property acquisitions and increased shareholder communications and investor relations activities. Significant expenditures in 2005 include $44,446 for legal costs incurred, primarily for the continuance of the Company's domicile from the Yukon Territory to British Columbia and preparation of the Company's information circular and regulatory filings and $7,847 for audit related costs; $36,301 for transfer agent and regulatory filings for the Company's Annual General Meeting and various financing and property filings; $181,843 for consulting and professional fees of which $31,250 was paid to Chris Brown, Manager of Corporate Development of the Company, $104,910 for other professionals providing corporate development services, $15,278 for general geological services and $30,375 for systems documentation; $90,470 for shareholder communications costs; $163,038 for attendance and presentations at numerous investment conferences in Canada and the United States including printing materials, design, travel accommodations, meals and other costs directly associated with the investment costs; $26,329 for website design and maintenance costs; $58,408 for general travel and related costs; $48,292 for office and miscellaneous; and $68,276 for salaries and benefits of which $47,500 was paid to the President of the Company. Commencing July 2004, the Company rented office space to accommodate its personnel. In 2005, the Company paid $22,138 for the office rent and occupancy costs. Accounting and administration expenses of $71,075 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 per month related to Mr. DeMare's services as the CFO of the Company.

In 2005, the Company recorded a non cash stock-based compensation charge of $559,031, compared to $74,264 in 2004. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions. It does not necessarily provide a reliable measure of the fair value of the Company's stock options.

During 2005, the Company completed a $4.4 million flow-through share financing and issued $1,210,000 of common shares and $8.0 million of preferred shares as partial consideration for the acquisition of the Duport Property, resulting in an initial recognition of a future income tax liability of $6,657,000. As a result of the application of previously unrecognized losses, the Company has since recognized a future income tax recovery and a reduction of the future income tax liability of $1,343,000.

In 2005, the Company completed and closed on agreements in which it acquired the Duport Property and optioned the Bachelor Lake and Quarter Moon Lake properties. During 2005, the Company spent a total of $1,247,088 cash on the acquisition and option of the properties and $3,627,157 on exploration. The Company also issued $2,845,000 of common shares and $8.0 million of preferred shares. Dividends totalling $29,167 and the $5,091,000 future income tax adjustment as a result of the issuance of the common and preferred shares on the Duport Property acquisition was also capitalized as part of acquisition costs.

Detailed discussion of the Company's exploration activities conducted are discussed in "Exploration Projects".

Financing for the Company's acquisition of mineral properties and exploration activities have been obtained through equity and debt financing. During 2005, the Company raised $6.9 million from the issuance of $4.4 million of flow-through shares, $2.3 million of non-flow-through shares and received $222,600 from the exercises of warrants. The Company also issued $2,845,000 common shares and $8.0 million of preferred shares for its mineral property acquisitions.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at May 31, 2005, the Company had working capital of $821,010.

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to stock capital and the related exploration costs have been charged to resource properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow- through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital. As of May 31, 2005, the Company had incurred $3.1 million of its $4.4 million spending commitment related to flow-through shares issuances made. The Company anticipates that further exploration on its mineral properties will enable the Company to satisfy 100% of the spending commitment.

The Company will require additional financings to maintain its core operations and planned exploration.. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured. The Company has incurred sufficient exploration expenditures to exercise its option on the Bachelor Lake Property. If exercised, the vendor will be required to fund its 50% share of costs on the Bachelor Lake Property.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company had no changes in accounting polices for the nine months ended May 31, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended May 31, 2005, the Company was charged $122,875 (2004 - $53,638) for management, professional, accounting and administrative services provided by companies controlled by officers of the Company. As at May 31, 2005, accounts payable and accrued liabilities include $19,218 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

Mr. Chris Brown has been with the Company since November 5, 2004, and effective February 17, 2005, was appointed Manager of Corporate Development, and is responsible for the day to day investor relations activities. The Company has retained, on a part time basis and on a contract basis, a number of assistants during the nine months ended May 31, 2005. A number of other consultants were also retained during the nine months ended May 31, 2005, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America. A total of $136,190 was paid for professional and consulting services rendered for corporate development.

During the nine months ended May 31, 2005 the Company was active in providing corporate awareness given the commencement of its work programs. The Company has used web based advertising including Stockhouse, Stockwatch and Mac Report.

The Company was active in attending and presenting at a number of investment conferences including the Cambridge House trade shows in Vancouver and Calgary, The Friedland Capital road shows visiting four cities, European presentations and the PDAC Conference in Toronto.

The Company maintains a web site at WWW.HALORES.COM .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at July 27, 2005 , there were 21,005,765 issued and outstanding common shares. As at July 27, 2005, there were 1,688,000 stock options outstanding and exercisable, at an exercise price ranging from $0.60 to $0.96 per share, and 10,331,859 warrants outstanding, with exercise prices ranging from $0.25 and $1.50 per share.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Marc Cernovitch, Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HALO RESOURCES LTD. for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    July 29, 2005


         /s/ Marc Cernovitch
         -----------------------
         Marc Cernovitch,
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, Nick DeMare, Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HALO RESOURCES LTD. for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    July 29, 2005


         /s/ Nick DeMare
         -----------------------
         Nick DeMare,
         Chief Financial Officer